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02055445

OUR REF. 32073984-130435
SDC/TZS10437.DOC

SUPPL

RECD S.E.C.
OCT 15 2002
1086

October 10, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

Ladies and Gentlemen,

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 10, 2002, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

dlw 10/30

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of July 10, 2002

1. 2002 Interim Report

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED



Interim Report 2002

The Board of Directors of Shandong International Power Development Company Limited (the "Company") hereby presents the unaudited interim financial report of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the six months ended 30 June 2002 (the "Period") prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". Although the financial report for the six months ended 30 June 2002 have not been audited, they have been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is set out on page 22.

Interim results and interim dividend

During the Period, net profit of the Group amounted to RMB655 million, representing a decrease of 12.42 % when compared with that for the corresponding period of the previous year. Earnings per share were RMB0.125.

The Board of Directors resolved to distribute an interim dividend of RMB0.02 per share for the six months ended 30 June 2002. Dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of converting Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Thursday, 15 August 2002). The interim dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Monday, 9 September 2002. The register of members of the Company will be closed from Tuesday, 3 September 2002 to Monday, 9 September 2002 (both days inclusive) during which no share transfer will be registered. Registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong by not later than 4:00 p.m. on Monday, 2 September 2002 for the entitlement to receive the interim dividend. Dividend will be distributed on Wednesday, 30 October 2002.

Business Review of the Period

Power Generation Management

During the first half of 2002, the total electricity generation of the Group amounted to 13,571 million kWh which was calculated according to the proportionate share of generators owned by the Group, increased by 374 million kWh over the corresponding period of the previous year, representing an increase of 2.83%. On-grid electricity generation amounted to 12,753 million kWh, representing an increase of 2.60% over 12,429 million kWh for the same period last year.

At present, the Group owns the entire interests in Zouxian Plant (with a total installed capacity of 2,430MW comprising three 300MW units, one 330MW unit and two 600MW units), Shiliquan Plant (with a total installed capacity of 1,237.5MW comprising four 125MW units, one 137.5MW unit and two 300MW units) and Laicheng Plant (with a construction scale of 1,200MW, of which the first two 300MW units have commenced operation, the third and the fourth 300MW units are under construction). In addition to the above three wholly-owned plants, the Group also holds 55% interest in Qingdao Plant (comprising two 300MW units and 60MW heat and electricity cogenerating units), 30% interest in Weifang Plant (comprising two 300MW units), 70% interest in Shandong Zhangqiu Power Company Limited ("Zhangqiu Company")(comprising two 135MW generating units under construction), the entire interest in Zibo SIPD Power Company Limited ("Zibo Company") (comprising two 88.5MW heat and electricity cogenerating units which have commenced operation and another two 135MW heat and electricity cogenerating units which are under construction) and 54.49% interest in Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") (comprising one 33MW heat and electricity cogenerating unit which has already commenced operation and another two 135MW heat and electricity cogenerating units which are under construction). As at 30 June 2002, the total installed capacity managed by the Group amounted to 5,737.5MW and the total interested capacity was 5,005.5MW which represented an increase of 270.5MW (ie., an increase of 5.71%) over the total interested capacity of 4,735MW at the end of 2001 and accounted for 22.72% of the total installed capacity of Shandong Province.

During the Period, according to the reliability figures for the year of 2001 announced by China Electric Power Enterprise League, the equivalent availability factor of the Company's two 600MW generating units in the year of 2001 was 95.10%, which ranked top among those of all the 500-800MW generating units in China.

In the 31st Large-scale Thermal Power Units (with unit capacity of 300MW and above) Competition of the State for the Year 2001, a total of more than 160 generating units from 58 power plants in China participated in this competition. These generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 54 generating units won prizes in the competition. The rate of winning prize was about 32.5%. A total of fourteen 300MW and 600MW generating units of the Group participated in this competition and 9 of which won prizes. The rate of winning prize of the Group reached 64.3%. The sixth unit of Zouxian Plant won top-rank prize (first prize) for the category of 600MW generating units and the second unit of Qingdao Plant, for the second time, won top-rank prize (first prize) for the category of domestically produced 300MW generating units.

During the first half of 2002, the Group's equivalent availability factor of its generating units reached 92.80%, with an equivalent forced outage rate of 0.16% and a capacity factor of 62.80%. As at 30 June 2002, Shiliquan Plant safely continued operating for an aggregate of 1,977 consecutive days, which was the highest record in China among the giant thermal power plants with total installed capacity of 1,000MW or above. Besides, the No.7 unit of Shiliquan Plant recorded the highest record of continuous safe operation for an aggregate of 507 consecutive days among the units with single installed capacity of 300MW in China. And the No.5 unit of Zouxian Plant has been the record-holder of continuous safe operation for an aggregate of 307 consecutive days among the units with single installed capacity of 600MW in China. The record of the continuous safe operation of Laicheng, Qingdao and Weifang Plants all maintained at a satisfactory level.

With the honorary title of "Top Class Power Plant of the State Power Corporation " being awarded to Laicheng Plant on 9 June 2002, all the power plants of the Group, including Zouxian, Shiliquan, Laicheng, Qingdao and Weifang Plants, are all currently accredited as "Top Class Power Plants of the State Power Corporation ".

Construction in Progress and Future Development Projects

The construction progress of the Group's construction projects was being undertaken smoothly. The construction work of the third and the fourth 300MW generating units of Laicheng Plant, which is wholly-owned by the Group, is in progress as scheduled. As at 30 June 2002, the construction cost incurred in this project by the Group amounted to approximately RMB1,194 million, representing 50.79% of the expected total budgeted cost. It is expected that the third and the fourth units will commence commercial operation in 2002 and the second half of 2003, respectively.

All the projects under construction of Zhangqiu Company, Zibo Company and Tengzhou Company have been in progress as scheduled. As at 30 June 2002, the construction costs incurred by the Group in the projects of Zibo Company, Zhangqiu Company, and Tengzhou Company amounted to approximately RMB130 million, RMB506 million and RMB281 million, respectively, representing 14.39%, 55.40% and 28.30% of the respective expected total budgeted costs. It is expected that the first unit constructed by Zhangqiu Company will commence commercial operation in the second half of 2002, and all the other five 135MW units of the three companies are expected to commence commercial operation in 2003.

The Group plans to develop two 600MW coal-fired generating units of Zouxian Plant Phase IV, which is wholly-owned by the Group. The project proposal has been submitted to the State Development Planning Commission for approval.

The Group has preliminarily agreed with the relevant investing parties to jointly develop the proposed two 600MW coal-fired generating units of Weifang Plant Phase II. The Group is expected to own 60% of the development right of Weifang Plant Phase II. The project proposal has been submitted to the State Development Planning Commission for approval.

Management Discussion and Analysis

Economic Environment and Power Demand

The economy of the People's Republic of China ("the PRC") maintained steady growth in the first half of 2002. Gross Domestic Product ("GDP") of the State amounted to approximately RMB4,553.6 billion, representing an increase of 7.8% over the same period of the previous year. GDP of Shandong Province was approximately RMB473.17 billion, representing an increase of 11.2% over the same period of the previous year, and was 3.4 percentage points over the national average.

During the Period, the power consumption of the whole society of Shandong Province was 57.468 million MWh, representing an increase of 8.23% over the same period of last year when calculated in accordance with the same standard. The industrial sector of Shandong Province consumed 43.113 million MWh, representing an increase of 8.42% over the same period of last year when calculated in accordance with the same standard, and accounting for 75.02% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries in Shandong Province consumed 3.055 million MWh, representing an increase of 10.10% over the same period of last year and accounting for 5.32% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents in Shandong Province amounted to 6.669 million MWh, representing an increase of 4.73% over the same period of last year and accounting for 11.60% of the total power consumption of Shandong Province.

Operating Revenue and Profit

During the Period, the operating revenue of the Group amounted to RMB3,794 million, representing an increase of 5.18% when compared with that for the corresponding period of the previous year; net profit decreased by RMB93 million, when compared with that for the corresponding period of the previous year, to RMB655 million. The decrease in profit was mainly attributable to the increase in operating cost. The increase in the cost of coal was the main factor which resulted in the increase in operating cost during the Period.

Operating Costs

During the Period, the unit operating cost of the Group amounted to RMB206.78/MWh, representing an increase of 16.17% when compared with that for the corresponding period of the previous year.

The principal operating cost of the Group was the cost of coal. During the Period, the Group's cost of coal was RMB 1.33 billion which accounted for 49.52% of the Group's total operating cost and represented an increase of RMB 315 million when compared with that for the corresponding period of the previous year. Such increase was resulted from an increase in electricity generation and increase in the price of coal. The crude coal price of the Group for the first half of this year was RMB218.05/ton, representing an increase of 19.8% when compared with that for the same period of last year.

During the Period, the costs for major overhauls and maintenance of the generating units of the Group amounted to RMB257 million, representing an increase of RMB31.31 million over the same period of last year. Wages and staff welfare amounted to RMB137 million, representing an increase of RMB30.27 million over the same period of last year. Sales and administration expenses amounted to RMB283 million, representing an increase of RMB49.12 million over the same period of last year. Depreciation and amortization cost amounted to RMB569 million, representing an increase of RMB36.21 million over the same period of last year. Increases in all above-mentioned operating costs were primarily due to the operation of the newly-invested power plants of the Group.

Finance Costs

During the Period, net interest expenses of the Group decreased by RMB66.81 million to RMB258 million, representing a decrease of 20.6% when compared with those for the corresponding period of the previous year. Such decrease was mainly attibutable to the decrease of interest expenses resulting from the early repayment at the beginning of this year of loans in an aggregate amount of US$208.5 million advanced by the World Bank. The interest income of the Group decreased from RMB61.19 million to RMB6.32 million because of the decrease of the US dollar deposit and the decrease in interest rate.

A net gain of approximately RMB116 million arising from the early repayment of loans advanced by the World Bank was included in other income in the Consolidated Income Statement (see notes 3 and 13 on the interim financial report).

Indebtedness

As at 30 June 2002, the borrowings of the Group amounted to RMB9,171 million and the net liability to asset ratio of the Group was 46.7%.

Other Matters

On 13 May 2002 and on 15 May 2002, the Company signed Cooperation Agreements with China Construction Bank Shandong Branch and Bank of China respectively and the Company has thereby secured the credit support of an aggregate of RMB 18 billion by the above-mentioned two banks to finance the Company in the acquisition of power plants and construction and development of the power projects.

On 27 February 2002, the Company agreed in principle with Inner Mongolia Electric Power (Group) Company Limited, the controlling shareholder of Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited ("NMHD")(a joint stock company limited by shares incorporated in the PRC and whose shares are listed on the Shanghai Stock Exchange), to acquire from it a minimum of 10% shareholding in NMHD, details of which are set out in the announcement dated 27 March 2002 issued by the Company. As at 30 June 2002, the relevant formal agreement in connection with the proposed acquisition had not been signed.

Major Technological Upgrade Projects

The primary purposes of the technological upgrade projects undertaken by the Group were to enhance the capacity of electricity generation, the technological level of its facilities and the efficiency of the generating units and to protect the environment.

During the first half of the year, the technological upgrade projects mainly included the through-flow project of steam turbine and the discentralised control system of the third unit of Zouxian Plant.

Major Operating Statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2002:

Items	Power plants/companies Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Tengzhou	Total
Interest owned(%)	100	100	100	55	30	100	54.49	N/A
Installed capacity (MW)	2,430	1,237.5	600	660	600	177	33	5,005.5*
Average utilization hours	2,624	2,709	2,952	2,558	3,109	2,831	2,668	2,727
Total amount of electricity generated ('million MWh)	6.38	3.35	1.77	1.69	1.87	0.54	0.09	13.57*
Net amount of electricity generated ('million MWh)	6.04	3.14	1.67	1.58	1.75	0.47	0.08	12.75*
Equivalent availability factor (%)	89.67	97.32	99.98	87.42	94.97	92.51	92.70	92.80
Capacity factor(%)	60.41	62.36	67.96	58.82	71.57	67.00	61.41	62.80
Equivalent forced outage rate (%)	0.12	0	0.02	0	0.94	0	0	0.16
Net generation coal consumption (g/kWh)	332.53	359.28	341.55	350.22	349.77	363.79	435.79	344.75

Note:

* *Calculated in proportion to the percentage of interest owned by the Company.*

Business Outlook for the Second Half of 2002

1. Ensuring the power plants of the Group are operated safely and attaining the targets of the Group relating to electricity generation scheduled for 2002;

2. Ensuring the construction of the third and the fourth 300MW units of Laicheng Plant and the other six 135MW units (including Zhangqiu, Zibo and Tengzhou) invested by the Group in Shandong Province will be progressed as scheduled and ensuring the third 300MW unit of Laicheng Plant and the first 135MW unit developed and constructed by Zhangqiu Company will commerce commercial operation as scheduled;

3. Grasping such opportunities as the development of Western China and the transmission of electricity from Western China to Eastern China, and if opportunities arise, actively exploring and taking part in development projects outside Shandong Province;

4. Endeavoring to enhance the progress of the preliminary work of the Group's development projects within Shandong Province with a view to obtaining the relevant government approval for such projects as soon as possible.

Shareholdings of Substantial Shareholders

As at 30 June 2002, substantial shareholders who held 10% or more of any class of the total issued share capital of the Company (comprising 5,256,084,200 shares) were as follows:

Name of shareholder and type of shares held	Number of shares held as at 30 June 2002	Percentage of the total number of shares of the Company in issue as at 30 June 2002	Percentage of the total number of domestic shares of the Company in issue as at 30 June 2002	Percentage of the total number of H shares of the Company in issue as at 30 June 2002
Shandong Electric Power (Group) Corporation (domestic shares)	2,815,075,430	53.56%	73.60%	—
Shandong International Trust and Investment Corporation (domestic shares)	903,443,970	17.19%	23.62%	—
HKSCC Nominees Limited (H shares) (Note)	1,416,384,000	26.95%	—	98.98%

Note:

According to the records of HKSCC Nominees Limited, the H shares held by it were held on behalf of a number of persons, and to the knowledge of the Company, none of such persons individually held 10% or more of the total number of H shares of the Company in issue as at 30 June 2002.

The above interests and the relevant information were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executives, senior management or supervisors of the Company) who as at 30 June 2002 was interested in 10% or more of any class of the issued share capital of the Company which was required to be recorded in the register of interests of the Company pursuant to Section 16(1) of the SDI Ordinance.

Directors, Chief Executives, Senior Management and Supervisors' Interests

As at 30 June 2002, none of the Directors, chief executives, senior management and supervisors of the Company and their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any of its associated corporations (within the meaning as defined in the SDI Ordinance) which was required to be entered in the register of interests required to be maintained by the Company pursuant to Section 29 of the SDI Ordinance or which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

During the Period and as at 30 June 2002, none of the Directors, chief executives, senior management and supervisors of the Company and any of their spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

Changes in Senior Management

In view of the expiry of the term for the Second Session (three years for each Session) of the Board of Directors and the supervisory committee of the Company, the Company re-appointed and re-elected the Directors, supervisors and members of the senior management of the Company in 2002. Pursant to the ordinary resolutions passed at the Company's 2001 Annual General Meeting held on 16 April 2002, Mr. DA Hongxing, Mr. TIAN Peiting, Mr. CHEN Jianhua, Mr. LI Ruge, Mr. ZHANG Bingju, Mr. CUI Jianbo, Mr. Henry T.E. COOLIDGE, Jr., Mr. LIN Mingshan, Mr. DING Changhao and Mr. KUNG Shaindow were re-appointed as Directors of the Company; Mr. ZHU Chongli, Mr. WANG Guisheng and Mr. GENG Yuanzhu were appointed as new Directors of the Company; and Mr. FENG Lanshui and Mr. XU Qingzao were re-appointed as supervisors of the Company. According to the Articles of Association of the Company, Ms. ZHENG Feixue was re-elected as a supervisor of the Company as the staff representative.

According to the resolutions passed at the first meeting of the Third Session of the Board of Directors held on 16 April 2002, Mr. DA Hongxing was re-elected as the Chairman of the Board of Directors; each of Mr. TIAN Peiting and Mr. ZHU Chongli was elected as the Vice-chairman of the Board of Directors; Mr. CHEN Jianhua was re-appointed as the general manager of the Company; Mr. ZHONG Tonglin and Mr. WANG Wenqi were re-appointed as deputy general managers of the Company; Mr. ZHU Fangxin was re-appointed as the chief accountant and chief supervisor of financial affairs of the Company; and Mr. ZHOU Lianqing was re-appointed as the secretary of the Board of Directors.

Mr. Henry T.E. COOLIDGE, Jr, resigned as a Director of the Company with effect from 8 May 2002.

Repurchase, Sale or Redemption of Securities

During the Period, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word 'securities' shall have the meaning as in paragraph 1 of Part I of Appendix 7 to the Listing Rules) .

Staff Housing

The Group implemented the relevant staff housing reform policy formulated and regulated by the government of the PRC. During the Period, the Group did not incur any loss in this connection.

Designated Deposits and Overdue Material Deposits

As at 30 June 2002, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

Material Litigation

As at 30 June 2002, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Consolidated income statement
for the six months ended 30 June 2002 (unaudited)
(Expressed in Renminbi)

		Six months ended 30 June	
		2002	2001
	Note	***RMB'000***	*RMB'000*
Turnover	2	**3,794,079**	3,607,122
Operating expenses			
Coal consumption		**(1,330,305)**	(1,015,785)
Depreciation and amortization		**(569,299)**	(533,092)
Major overhaul expenses		**(168,109)**	(160,110)
Repairs and maintenance		**(89,321)**	(66,016)
Wages and staff welfare		**(136,854)**	(106,587)
Other production expenses		**(64,021)**	(53,042)
Selling and administration expenses		**(283,115)**	(233,994)
Sales related taxes		**(45,440)**	(43,751)
		(2,686,464)	(2,212,377)
Operating profit		**1,107,615**	1,394,745
Other income	3	**126,366**	1,885
Net finance costs	4	**(251,953)**	(263,891)
Non-operating expenses (net)		**(1,182)**	(1,481)
Profit from ordinary activities before taxation	5	**980,846**	1,131,258
Taxation	6	**(325,337)**	(382,785)
Profit from ordinary activities after taxation		**655,509**	748,473
Minority interests		**(12)**	(1)
Profit attributable to shareholders		**655,497**	748,472
Basic earnings per share	8(i)	**RMB 0.125**	RMB 0.142

The notes on pages 14 to 21 form part of this interim financial report.

Consolidated statement of recognised gains and losses for the six months ended 30 June 2002 (unaudited)

There was no gain or loss recognised directly in equity during the six months ended 30 June 2001 and 2002.

The notes on pages 14 to 21 form part of this interim financial report.

Consolidated balance sheet at 30 June 2002 (unaudited)

(Expressed in Renminbi)

	Note	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
Non-current assets			
Property, plant and equipment		**13,910,005**	13,722,741
Construction in progress	9	**2,280,233**	986,831
Intangible assets		**337,062**	287,115
Investments		**133,039**	133,039
Deposits and prepayments	10	**—**	213,820
		16,660,339	15,343,546
Current assets			
Inventories		**268,186**	150,584
Trade debtors	11	**497,421**	429,760
Deposits, other debtors and prepayments		**158,239**	140,735
Tax recoverable		**—**	1,438
Time deposits maturing over three months		**7,145**	16,338
Cash and cash equivalents	12	**1,163,401**	2,511,024
		2,094,392	3,249,879
Current liabilities			
Bank loans		**763,563**	1,536,953
Current portion of long term loans from shareholders		**—**	262,207
Current portion of state loan	13	**12,879**	125,996
Current portion of long term other loans		**20,998**	27,765
Trade creditors	14	**263,666**	176,449
Other creditors and accruals		**789,405**	547,808
Taxation payable		**222,566**	195,794
		2,073,077	2,872,972
Net current assets		**21,315**	376,907
Total assets less current liabilities carried forward		**16,681,654**	15,720,453

Consolidated balance sheet at 30 June 2002 (unaudited) *(continued)*
(Expressed in Renminbi)

	Note	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
Total assets less current liabilities brought forward		**16,681,654**	15,720,453
Long term liabilities			
Bank loans		**6,917,415**	4,507,960
Loans from shareholders		**852,794**	600,587
State loan	13	**96,116**	1,714,555
Other loans		**506,811**	522,558
Deferred tax liabilities		**175,477**	169,083
		8,548,613	7,514,743
Minority interests		**171,489**	6,121
Net assets		**7,961,552**	8,199,589
CAPITAL AND RESERVES			
Share capital	15	**5,256,084**	5,256,084
Capital reserve	15	**778,040**	778,040
Statutory common reserve	15	**537,457**	537,457
Statutory common welfare fund	15	**230,324**	230,324
Retained profits	15	**1,159,647**	1,397,684
		7,961,552	8,199,589

The notes on pages 14 to 21 form part of this interim financial report.

Condensed consolidated cash flow statement
for the six months ended 30 June 2002 (unaudited)
(Expressed in Renminbi)

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Net cash from operating activities	**1,146,824**	972,012
Net cash (used in)/from investing activities	**(899,985)**	1,421,550
Net cash used in financing activities	**(1,594,462)**	(891,172)
(Decrease)/increase in cash and cash equivalents	**(1,347,623)**	1,502,390
Cash and cash equivalents at 1 January	**2,511,024**	1,573,606
Cash and cash equivalents at 30 June	**1,163,401**	3,075,996

The notes on pages 14 to 21 form part of this interim financial report.

Notes on the unaudited interim financial report
(Expressed in Renminbi)

(1) Basis of preparation

This interim financial report set out on pages 9 to 21 is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 22.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the company's annual financial statements prepared under International Accounting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2001 are available at the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 February 2002.

The same accounting policies adopted in the 2001 annual financial statements have been applied to the interim financial report.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2001 annual financial statements.

(2) Turnover

Turnover represents the sale of electricity and heat, net of value added tax, as follows:

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Sale of electricity	**3,732,352**	3,607,122
Sale of heat	**61,727**	—
	3,794,079	3,607,122

(3) Other income

Other income for the six months ended 30 June 2002 includes a net gain of RMB116,037,000 arising from the early repayment of a part of the state loan (see note 13).

(4) Net finance costs

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Interest on bank and other loans	**280,743**	325,082
Less interest capitalized	**(22,467)**	—
Net interest expenses	**258,276**	325,082
Less interest income	**(6,323)**	(61,191)
Net finance costs	**251,953**	263,891

(5) Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Cost of inventories	**1,388,998**	1,097,733
Amortisation of intangible assets	**10,266**	8,208
Depreciation	**559,033**	524,884

(6) Taxation

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Charge for PRC enterprise income tax	**318,943**	372,335
Deferred tax expense	**6,394**	10,450
	325,337	382,785

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2001:33%) on the estimated assessable profit of the group for the six months ended 30 June 2002.

(7) Dividends

Dividends paid during the six months ended 30 June 2001 and 2002 are as follows:

	Six months ended 30 June	
	2002	2001
	RMB'000	*RMB'000*
Special interim dividend of RMB0.228 per share for the year ended 31 December 2000	—	1,198,387
Final dividend of RMB0.17 per share for the year ended 31 December 2001 (Year ended 31 December 2000: RMB0.058)	**893,534**	304,853
	893,534	1,503,240

On 15 August 2002, the Board of Directors declared an interim dividend of RMB0.02 per share for the six months ended 30 June 2002, totalling RMB105,122,000 (six months ended 30 June 2001: RMB0.02, totalling RMB105,122,000). The total amount of the dividend payable of RMB105,122,000 is based on the total number of shares in issue of 5,256,084,200 as at 14 August 2002 being the latest practicable date prior to the board meeting. This dividend has not been recognised as a liability at 30 June 2002.

(8) Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the company for the six months ended 30 June 2002 of RMB655,497,000 (six months ended 30 June 2001: RMB748,472,000) and the number of shares in issue during the six months ended 30 June 2002 of 5,256,084,200 (six months ended 30 June 2001: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2001 and 2002.

(9) Construction in progress

	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
Development of power plants	**2,055,860**	887,069
Improvement projects	**224,373**	99,762
	2,280,233	986,831

Details of the group's power plants development projects are as follows:

	Installed capacity	Budgeted construction cost RMB' million	Anticipated years of completion
The third and fourth generating units at Laicheng Power Plant	2 x 300MW	2,350	2002 and 2003
The first and second generating units at Zhangqiu Power Plant	2 x 135MW	912	2002 and 2003
The second and third generating units at Tengzhou Power Plant	2 x 135MW	993	2003
The third and fourth generating units at Zibo Power Plant	2 x 135MW	906	2003

(10) Deposits and prepayments

The amount in 2001 represented the deposits and prepayments for the following investments and acquisitions:

(i) acquisition of 70% equity interest in Shandong Zhangqiu Power Company Limited, which is mainly engaged in the construction and development of two 135MW generating units;

(ii) acquisition of 54.49% equity interest in Shandong Tengzhou Xinyuan Power Company Limited, which is mainly engaged in the construction and development of two 135MW generating units; and

(iii) acquisition of the net assets and liabilities of Shandong Luneng Development (Group) Company Limited - Zibo Branch, which is mainly engaged in the construction and development of two 135MW generating units.

The above investments and acquisitions were completed in January 2002.

(11) Trade debtors

The amount represents receivables from Shandong Electric Power (Group) Corporation ("SEPCO"), the immediate holding company of the company, for the sale of electricity amounting to RMB 447,919,000 (31 December 2001: RMB 429,760,000) and receivables from third parties for sale of heat amounting to RMB 49,502,000 (31 December 2001: Nil).

Debts are due within 30 days from the date of billing. The amount due from SEPCO was not yet due for payment as at 30 June 2002. The age of trade debtors in respect of the sale of heat is within six months.

(12) Cash and cash equivalents

	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
Cash at bank and in hand	**893,315**	2,265,480
Time deposits with banks maturing within three months	**270,086**	245,544
	1,163,401	2,511,024

(13) State loan

The company early repaid part of the state loan amounting to US$208,508,000 (RMB1,725,882,000 equivalent) in January 2002. Based on the loan repayment notice issued by the PRC State government, the actual amount payable for the settlement of this loan principal was US$194,308,000 (RMB1,609,845,000 equivalent) after adjustments made by the lender as advised by the PRC State government. A net gain of RMB116,037,000 arising in this connection was included in other income for the six months end 30 June 2002.

(14) Trade creditors

Debts are generally due within 30 days from the date of billing. The amount was not yet due for payment as of 30 June 2002.

(15) Share capital and reserves

	Share capital *RMB'000*	Capital reserve *RMB'000*	Statutory common reserve *RMB'000*	Statutory common welfare fund *RMB'000*	Retained profits *RMB'000*	Total shareholders' equity *RMB'000*
Balance at 1 January 2002	5,256,084	778,040	537,457	230,324	1,397,684	8,199,589
Total recognised gains for the period	—	—	—	—	655,497	655,497
Dividends paid (Note 7)	—	—	—	—	(893,534)	(893,534)
Balance at 30 June 2002	5,256,084	778,040	537,457	230,324	1,159,647	7,961,552

(16) Material related party transactions

(i) The group had the following material transactions with SEPCO, and entities controlled by SEPCO during the six months ended 30 June 2001 and 2002:

	Six months ended 30 June 2002 *RMB'000*	2000 *RMB'000*
Sale of electricity	**3,732,352**	3,607,122
Interconnection and despatch management fees	**38,422**	37,749
Purchase of coal, including handling fees	**1,424,426**	1,042,647
Coal field management fee	**75,668**	44,853
Repairs and maintenance services	**113,237**	94,417
Construction costs and equipment cost costs paid	**257,284**	261,336

(ii) The balances due to/ (from) related parties are as follows:

	Nature of transactions	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
SEPCO	Sale of electricity	**(447,919)**	(429,760)
Shandong Luneng Hengyuan Trading (Group) Company Limited (Formerly Shandong Luneng Fuel (Group) Company Limited)	Purchase of coal and coal field management	**241,175**	171,117
Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited	Repairs and maintenance services	**219**	(15,079)
Shandong Electric Power No.1, No.2 & No. 3 Construction Engineering Companies	Construction costs and equipment costs	**56,343**	57,530

(17) Capital commitments

(i) Capital commitments

The group (excluding jointly controlled entities) had capital commitments outstanding as at 30 June 2002 and 31 December 2001 not provided for in the financial statements as follows:

	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*
Contracted for		
Development of power plants	**1,742,087**	982,183
Improvement projects	**96,961**	22,498
	1,839,048	1,004,681
Authorised but not contracted for		
Development of power plants	**1,325,789**	480,638
Investments	—	120,000
Improvement projects	**77,008**	135,670
	1,402,797	736,308
	3,241,845	1,740,989

(ii) The group's share of the jointly controlled entities' capital expenditure commitments amounted to RMB252,168,000 at 30 June 2002 (At 31 December 2001 : RMB239,204,000).

(18) Contingent liabilities

The group and the jointly controlled entities did not have any material contingent liabilities as at 30 June 2002 and 31 December 2001.

(19) Segment reporting

The Group and its jointly controlled entities' profits are entirely attributable to the generation and sale of electricity and heat in Shandong Province, the People's Republic of China, accordingly, no segmental analysis is provided.

(20) Comparative figures

The following comparative figures in the consolidated income statement have been reclassified in order to conform with the presentation in the current interim financial report :

(i) the amortization of goodwill has been reclassified from selling and administration expenses to depreciation and amortization; and

(ii) the interest income has been reclassified from other income to net finance costs.

Independent review report to the board of directors of Shandong International Power Development Company Limited

Introduction

We have been instructed by the company to review the interim financial report as set out on pages 9 to 21.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board ("IASB"). The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

KPMG
Certified Public Accountants

Hong Kong, 15 August 2002